Onyx Acquisition Co. I

104 5th Avenue

New York, New York 10011

October 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

RE:	Onyx Acquisition Co. I

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 18, 2021

CIK No. 0001849548

Ladies and Gentlemen:

This letter sets forth the response of Onyx Acquisition Co. I (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated September 13, 2021, relating to the above-captioned Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The text of the Staff’s comment has been included in this letter for your convenience and the Company’s response is set forth immediately thereafter.

For the Staff’s convenience, we have repeated the Staff’s comment below in bold, and have followed the comment with the Company’s response. Revisions made in response to the Staff’s comment have been made in the revised Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 18, 2021

Capitalization, page 84

1.	We note that you are offering 20,000,000 ordinary shares as part of your initial public offering of units, but only show 18,997,111 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: In making its accounting conclusion, the Company considered ASC 480-10-S99-3A which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer. Based on further analysis, the Company now believes the treatment presented in the Draft Registration Statement is incorrect and has revised the Registration Statement accordingly. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption will be presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

* * * * *

Thank you for your attention to our Registration Statement. If you have any questions related to this letter, please contact Sean T. Wheeler at (713) 836-3427 of Kirkland & Ellis LLP.

Very truly yours,

/s/ Michael Stern
Chief Executive Officer

Via E-mail:

cc:	Sean T. Wheeler

Kirkland & Ellis LLP